Supplement Dated February 21, 2012
To Prospectus Dated May 1, 2009
for
KeyIndex Flex
Group and Individual Flexible Premium Annuity Contracts
issued by
Sun Life Assurance Company of Canada (U.S.)

This supplement updates certain information contained in the above-listed prospectus. Please attach it to your prospectus and retain it for future reference. All capitalized terms used in this Supplement have the same meaning as provided in your prospectus.

Effective March 19, 2012 (the “Effective Date”), we are amending your Contract or Certificate by putting a “floor” on all decreases in the Indexed Value of Index Sub-accounts. In order to do this, we must issue an endorsement to your annuity contract or certificate (the “Endorsement”). For convenience, we use the term “Contract” to apply to both contracts and certificates.

Your Contract consists of a series of Sub-accounts, including multiple Indexed Sub-accounts. Each Index Sub-account has its own Indexed value and Surrender Value. The Indexed Value is the premium payment allocated to or the Accumulated Value transferred to the Index Sub-account, plus any interest credited to the Indexed Value (“Index Increase”) and less any decreases in Indexed Value (“Index Decrease”) plus any end-of-Term adjustments, and less any partial surrenders. The purpose of the Endorsement is to enhance your Contract by limiting (i.e., putting a “Floor” on) any Index Decrease that might be applied to an Index Sub-account after the Effective Date of the Endorsement. The Floor ensures that we will never apply an Index Decrease before the deduction of any applicable Contract charges. We will, however, continue to apply any possible Index Increase(s) to the Indexed Value of that Index Sub-account.

As a result of the issuance of the Endorsement, the interests under the Contract relating to the Index Sub-accounts are no longer securities registered under the Securities Act of 1933. No other changes are being made to your Contract. All other Contract terms and conditions remain unchanged.

After the effective date of the Endorsement , when the Floor is always greater zero or greater, we will use the following formula to calculate any Index Increase on the first Sub-account Anniversary. This calculation provides the proportionate credit for any change in the S&P 500 Index from its value at the beginning of the Sub-account Term to its value on the first Sub-account Anniversary.

A x	(	(C – D))	x	(	E	)	x G
		D			F

For every Sub-account Anniversary thereafter during the Term, we will calculate any Index Increases using a two-part formula. Part 1 provides the proportionate credit for any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to it value on the current Sub-account Anniversary. Part 2 determined the proportionate credit for any change in the S&P Index occurring on a prior Sub-account Anniversary(ies).

Part 1:	A x	(	(C – B))	x	(	E	)	x G
			D			F
PLUS
Part 2:	A x	(	(B – D))	x	(1)	x G
			D		F

where:
A	is the Participation Rate for the Term.
B
is the highest S&P 500 Index Value on all Sub-account Anniversaries, excluding the S&P 500 Index value at the beginning of the Term and on the current Sub-account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value [(Floor ÷ Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value] nor greater than the Maximum S&P 500 Index Value [(Cap ÷ Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value].

C	is the value of the S&P 500 Index on the current Sub-account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term.
D	is the S&P 500 Index Value at the beginning of the Term.
E	is the number of completed Sub-account Years in the Term.
F	is the total number of Sub-account Years in the Term.
G
is the smaller of the Indexed Value at the beginning of the term and the Indexed Value (before the crediting of any Index Increases) on any Sub-account Anniversary in the Term, including the current Sub-account Anniversary.

The following illustrates the calculation of any Index Increases after the effective date of the Endorsement. Assume that you have a 5-Year Index Term and that you made only one Premium Payment of $100,000. At the start of the Term the S&P 500 Index Value was 500. Your Participation Rate is 80%, the Cap is 80%, and the Floor is 0%. your Maximum S&P Index Value equals 1,000. Your Minimum S&P 500 Index Value equals 500.

End of	Value of	Change in	Value	Value	Value	Value	Indexed
Year	Index	Index	of B*	of C	of Part 1	of Part 2	Value
0	500						$100,000.00
1	450	-10%	500	500	$ 0	N/A	$100,000.00
2	485	-3%	500	500	$ 0	$ 0	$100,000.00
3	775	55%	500	775	$26,400	$ 0	$126,400.00
4	900	80%	775	900	$16,000	$ 8,800	$151,200.00
5	1035	107%	900	1,000	$16,000	$12,880	$180,000.00

*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

If you have any questions about this supplement, please contact us at (800) 752-7516 or write us at P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

KeyIndex Flex 2012